Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 9 DATED APRIL 25, 2014
TO THE PROSPECTUS DATED SEPTEMBER 17, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated September 17, 2013, Supplement No. 1 dated October 29, 2013, Supplement No. 2 dated November 15, 2013, Supplement No. 3 dated January 13, 2014, Supplement No. 4 dated February 3, 2014, Supplement No. 5 dated February 13, 2014, Supplement No. 6 dated February 24, 2014, Supplement No. 7 dated March 3, 2014 and Supplement No. 8 dated April 1, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.;
(2)	updates to our management; and
(3)	potential real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of April 24, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 1.9 million shares of our common stock in the offering (including shares issued pursuant to the distribution reinvestment plan), resulting in gross proceeds to us of approximately $18.9 million. We have special escrow provisions for residents of Pennsylvania and Washington which have not been satisfied as of April 24, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania and Washington.
We will offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2015, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Management

The following information supersedes and replaces the table of officers and key personnel of our advisor or certain affiliates on page 71 of the prospectus in the “Management — Our Advisor” section of the prospectus.

Name	Age*	Position(s)
Nicholas S. Schorsch	53	Chief Executive Officer
David S. Kay	47	President
Lisa E. Beeson	48	Chief Operating Officer
D. Kirk McAllaster, Jr.	47	Executive Vice President and Chief Financial Officer
John M. Pons	50	Executive Vice President and Secretary
Thomas W. Roberts	55	Executive Vice President and Head of Real Estate Investments
Richard A. Silfen	51	Executive Vice President and General Counsel
Michael T. Ezzell	39	Executive Vice President
Paul H. McDowell	54	President – Office and Industrial
Todd J. Weiss	41	General Counsel, Real Estate

* As of April 24, 2014.

The “Management — Our Advisor” section beginning on page 71 of the prospectus is supplemented with the following information.
Richard A. Silfen has served as executive vice president and general counsel of our advisor since March 2014. In addition, Mr. Silfen serves in the following positions for certain other affiliates of Cole Capital:

Entity	Position(s)	Dates
CCPT I Advisors, CCPT III
Advisors, CCI Advisors, CCPT
IV Advisors, Cole Income NAV
Strategy Advisors, CCPT V
Advisors, Cole Capital Partners,
Cole Capital Advisors	Executive vice president and general counsel	March 2014 – Present
Cole Capital Corporation	Secretary	March 2014 – Present
Mr. Silfen joined ARCP in March 2014 as executive vice president and general counsel. Prior to joining ARCP, Mr. Silfen was the head of the Capital Markets Group at Philadelphia-based Duane Morris LLP from January 2007 until March 2014, where he served as partner. While at Duane Morris LLP, Mr. Silfen advised numerous companies with regard to complex mergers and acquisition transactions and capital markets transactions, including several real estate investment trusts. With more than 25 years of experience in corporate and securities law, Mr. Silfen is highly experienced in advising companies in connection with private equity investments in publicly traded and privately owned issuers, senior, high-yield, mezzanine and other debt issuances using complex structures, and restructurings of multi-layer debt. He also has assisted emerging and other businesses to develop plans for the growth and development of their businesses and technologies, including financing transactions, collaborative and strategic partnerships, and joint venture arrangements. Throughout his career, Mr. Silfen has worked with companies to facilitate public reporting and the analysis of operating results, advising them on internal audit functions and other Sarbanes-Oxley compliance matters, and working with them to support and enhance strategies for communication with security analysts and investors. Chambers USA: America’s Leading Lawyers for Business listed Mr. Silfen as one of America’s Leading Lawyers for Business in 2009, 2010, 2011, 2012 and 2013 for his advice on M&A, private equity and securities matters. He was also listed in Pennsylvania Super Lawyers rankings in 2011 and 2012. Mr. Silfen received a B.A. degree in Physics from Baylor University and a J.D. from the University of Alabama.
Michael T. Ezzell has served as executive vice president of our advisor since March 2014. In addition, Mr. Ezzell serves in the following positions for certain other affiliates of Cole Capital:

Entity	Position(s)	Dates
CCPT I Advisors, CCPT III
Advisors, CCI Advisors, CCPT
IV Advisors, Cole Income NAV
Strategy Advisors, CCPT V
Advisors, Cole Capital Partners,
Cole Capital Advisors, Cole
Capital Corporation	Executive vice president	March 2014 – Present
Mr. Ezzell has served as executive vice president, private capital markets at Cole Capital since March 2014. In this role, Mr. Ezzell provides strategic direction and oversees all aspects of private capital management for Cole Capital, including product development, external and internal sales, marketing, broker/dealer relations, due diligence and securities operations. Mr. Ezzell served as Senior Vice President, Product and Business Development at Cole Capital from January 2010 until March 2014. Prior to joining Cole Capital and its affiliates in January 2010, Mr. Ezzell was employed by AIG Advisor Group from November 2004 until January 2010, most recently as Director of Investment Research. Mr. Ezzell was actively involved in the due diligence and research of all packaged investment products and programs for AIG Advisor Group’s four independent broker-dealers with a network of approximately 6,000 independent financial advisors. Mr. Ezzell also served as a Vice President with J.P. Carey Asset Management from 1998 until 2004. Mr. Ezzell received a B.A. degree with a double major in Economics and Political Science from Stetson University. He holds FINRA Series 7, 24 and 63 licenses.
The prospectus is hereby supplemented by deleting in its entirety the brief description for Kimberly J. Smith in the “Management — Our Advisor” section beginning on page 71 of the prospectus.

Potential Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 12 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” contained in Supplement No. 3 to the prospectus, as supplemented to date.
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

Property Description	Expected Acquisition Date	Anticipated Approximate Purchase Price (1)	Anticipated Approximate Fees to be Paid to Sponsor (2)
State of Alabama Disability Determination Services — Birmingham, AL	April 2014	$32,250,000	$645,000
FedEx Express — Las Vegas, NV	June 2014	19,450,000	389,000
		$51,700,000	$1,034,000

(1)	Anticipated approximate purchase price does not include acquisition related expenses.
(2)	Anticipated approximate fees to be paid to sponsor upon closing represent amounts that would be payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page
83 of the prospectus.

Except as set forth below for one of our potential property acquisitions, our property acquisitions are generally expected to be subject to long-term triple or double net leases, pursuant to which a tenant is generally required to pay substantially all operating expenses in addition to base rent.

Property Description	Number of Tenants	Tenant	Rentable Square Feet	Physical Occupancy
State of Alabama Disability Determination Services — Birmingham, AL	1	State Department of Education, an institution of the State of Alabama	114,035	100%
FedEx Express — Las Vegas, NV	1	Federal Express Corporation	95,899	100%
			209,934

The table below provides leasing information for the tenants at each potential property.

Property Description	Tenant	Renewal Options (1)	Effective Annual Base Rent (2)		Effective Base Rent per Square Foot (2)	Lease Term (3)
State of Alabama Disability Determination Services — Birmingham, AL	State Department of Education, an institution of the State of Alabama	1/10 yr.	$2,518,891	(4)	$22.09	4/30/2014	-	6/30/2028
FedEx Express — Las Vegas, NV	Federal Express Corporation	2/5 yr.	$1,305,295		$13.61	6/5/2014	-	6/30/2025

(1)	Represents number of renewal options and the term of each option.
(2)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.

(3)	Represents lease term beginning with the anticipated purchase date through the end of the non-cancelable lease term, assuming no renewals are exercised.
(4)	The property is subject to a modified gross lease, and the annual base rent under the lease increases annually by 2.5%
of the then-current annual base rent.
We expect to purchase the properties with proceeds from the offering and available debt proceeds from the Credit Facility. Following their acquisition, we may use the properties as collateral in future financings.

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